                                                           Filed by Inco Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Falconbridge Limited
                                                     Commission File No. 1-11284
                                         Inco Limited Commission File No. 1-1143


                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 1

                                  INCO LIMITED

                              MODERATOR: SCOTT HAND
                                 APRIL 20, 2006
                                   2:00 PM CT

Operator:             This presentation contains forward-looking information
                      about Inco and the company after completion of the purchase by Inco of all outstanding shares of Falconbridge that are intended to be covered by the Safe Harbor for forward-looking statements provided by the Private
                      Securities Litigation Reform Act of 1995.

                      The forward-looking statements are statements that are not historical facts, words such as "expect," "feel," "believe," "will," "may," "anticipate" and similar expressions are intended to identify forward-looking statements.

                      These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects, financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing of the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets.

                      Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco that could cause actual results to differ materially from those expressed in or implied or projected by the forward-looking information and statements.

                      These risks and uncertainties included those discussed and identified in public filings with the US Securities and Exchange Commission made by Inco and include, but are not limited to, the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the (unintelligible) of Falconbridge operations with Inco will be greater than expected and that will of cash payments to shareholders at Falconbridge who exercise their statutory (unintelligible) rights in connection with the unexpected eventual combination of the two companies; the possible delay in the completion of the


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 2


                      steps required to be taken for the eventual combination of the two companies; business and economic conditions and the principal market (unintelligible) of the companies products; the supply, demand and prices for metals to be produced, purchased, intermediates and substitutes and competing products for the primary metals and other products produced by the two companies; production and other anticipated - and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge and Inco's reports filed with the SEC.

                      The forward-looking statements included in this presentation representing (unintelligible) of the date hereof.

                      While Inco anticipates that subsequent events and developments may cause Inco's view to change, Inco specifically disclaims any obligations to update these forward-looking statements.

                      These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof.

                      Readers are urged to carefully review and consider the various disclosures in Inco's various SEC filings including, but not limited to, Inco's annual report on Format 10-K for the year and the December 31, 2005.

                      This presentation may be deemed to be salutation material in respect of Inco's proposed combination with Falconbridge.

                      Inco filed with the SEC on October 14, 24, 2005 with registration statement on Form F-8 containing an offer to purchase and to share, exchange takeover bid circular and on each of December 15, 2005, January 20, 2006, and February 27, 2006, and amendment to such Form F-8 in connection with the proposed combination.

                      Inco has also filed and will file if required the other documents with the SEC in connection with the proposed combination.

                      Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed and will file if required other documents regarding the proposed combination in each case with the SEC.

                      Investors and security holders are urged to read the registration statement and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information.

                      Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's Web site www.sec.gov.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 3


                      In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or Investor Relations department.

                      Ladies and gentlemen, thank you for standing by and welcome to the Inco First Quarter Results conference call.

                      During this following presentation, all participants will be in a listen-only mode. Afterwards, we will be conduct a question and answer session.

                      And at that time, should you have a question, please press the 1 followed by the 4 on your telephone.

                      Should you need to reach an audio operator, you may press star-0 at any time.

                      As a reminder, this teleconference is being recorded on Thursday, April 20, 2006.

                      It is now my pleasure to turn the conference over to Sandra Scott, Director, Investor Relations.

                      Please go ahead.

Sandra Scott:         Good afternoon and thanks for joining us.

                      This call is being Webcast on a live, listen-only basis.

                      Our first quarter results news release went out early this morning and can be found at www.inco.com or by calling Investor Relations at 416-361-7670.

                      Following this call, a PDF version of our remarks will be available through the latest quarterly Webcast link on Inco's homepage.

                      Joining me at Toronto office are members of Inco's management team.

                      After opening remarks by our Chairman and CEO Scott Hand; Bob Davies, Inco's CFO, will give you our financial update.

                      Inco's President and COO, Peter Jones will discuss our operating results and Peter Goudie, Inco's Executive Vice President Marketing, will update you on nickel market conditions.

                      I'll begin with a few housekeeping items.

                      First, we're including news media and members of the public on this Webcast on a live, listen-only basis.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 4


                      Second, the Safe Harbor text appears on our Webcast slides.

                      The third item is our definition of adjusted net earnings.

                      Fourth, all dollar amount are in US currency unless otherwise stated.

                      (This) - all forward-looking statements exclude the impact of Inco's offer to acquire Falconbridge unless otherwise stated.

                      Given recent changes in Canadian Securities Legislation, I should make a few additional points.

                      Actual results could differ materially from our 2006 outlook and other forward-looking statements we make.

                      Certain material assumptions were made in developing our 2006 outlook and other forward-looking statements.

                      We have filed the texts and slides used in this presentation on SEDAR in Canada, and our press release today and other filings on SEDAR contain additional information on material factors, risks and assumptions that could cause the results to differ materially from our forward-looking information or statements, and were used in developing our forecast or projections.

                      Now I'll turn the call over to Scott Hand.

Scott Hand:           Thanks, Sandra.

                      I'll begin with the big picture, which remains a very good one for Inco.

                      We continue to operate in a nickel market that is very healthy. Demand is strong in virtually all areas. We're making excellent progress in maximizing the competitiveness and the productivity of our operations in Canada and in Indonesia in order to fully capitalize our great opportunity.

                      With Voisey's Bay on stream, our financial position is strong, enabling us to achieve more low cost growth to Goro and expanding PT Inco.

                      So with this in mind, I'll highlight six key areas. The first is the Quarter 1 results.

                      Adjusted net earnings were $200 million with 90 cents per share on a diluted basis, and that's above the first call consensus of 88 cents a share.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 5


                      We have another quarter of consistent and reliable production. We met or exceeded our February Q1 guidance for nickel, copper, PGM production, as well as the price premium on our nickel products.

                      Unit cash costs were slightly above our February first half 2006 guidance at $2.50 to $2.55 a pound, and that's largely due to a strong Canadian dollar and shutdown cost for PT Inco that added 6 cents a pound to these costs.

                      For 2006 overall, we expect to beat or meet - meet or beat our February nickel, copper, and PGM production, unit - nickel cash cost and premium guidance, which is given in our Q1 results.

                      Second, our Goro project. You have no doubt read or heard about the recent extensive vandalism and blockade of access at our Goro project in the New Caledonia.

                      As a result, in order to protect our employees and contractors, we decided to temporarily stop work at the site with about 200 of the 1,600 personnel still there.

                      We are satisfied that the authorities have taken the measures required for a safe and secure workplace, and we will be given a gradual restart of the project on April 24.

                      The first teams will be remobilized with the companies that work at the power station, support, and the earthwork.

                      Peter Jones was in New Caledonia when the incidents began and he can confirm that people from all walks of life are very disturbed by what happened at Goro.

                      Government and community leaders of every political strife, business people, contractors, employees and average citizens condemn the action.

                      They express strong support for the Goro project and its importance to New Caledonia.

                      For Inco, security not only means a safe work site, but also means building strong bond of mutual trust with the community.

                      We remain committed to demonstrating our respect for insensitivity to the social, cultural and environmental concerns of the Melanesian people.

                      Inco has worked hard to earn local trust and support, and we will continue to do so to ensure a successful project for everyone.

                      At this point, the cost and schedule impacts of the recent events are still being assessed. We are considering items such as direct damage, repair and downtime costs, as well as consequential expenses such as equipment, contractor and personnel retention.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 6


                      And despite the disruptions at the site, other aspects of the projects are proceeding.

                      For instance, we are progressing well in terms of engineering in the building of 400 modules and preassembled units in the Philippines. Engineering work on Goro was about 72% complete at the end of the first quarter and the way this estimate for the CAPEX for the mine, process, plan and infrastructure was indicative of the upper end of the $1.878 billion plus 15% costs range.

                      We are reviewing this in light of the disruption and the definitive estimate will be provided later this year.

                      Turning to our existing operations, my third topic, we've started formal negotiations in Ontario with a current collective agreement covering about 3,100 unionized employees, expires at the end of May of this year.

                      Our goal in labor negotiation is the same as in our day-to-day operation and, that is, we aim to reach an agreement that is fair to our employees while ensuring that our business can be efficient and competitive in world markets.

                      Fourth, long-term underlying nickel market conditions are very favorable, including strong demand in stainless and non-stainless markets and limited supply growth. And Peter Goudie will provide a perspective shortly.

                      Fifth, our financial position remains very good. And we're generating very strong cash flows and Bob Davies, our CFO, will speak about this.

                      The sixth and the last area that I will highlight is our friendly offer for Falconbridge. We continue to meet with authorities from the US Department of Justice or the DOJ and the European Commission, the EC, and we believe that we have made progress in our efforts to obtain the required clearances.

                      Our recent meetings and our on-going discussions are focused on the terms of the remedy that these authorities would require to address their competitive concerns about the transaction.

                      We remain optimistic that we'll be able to reach usually acceptable remedies with both agencies.

                      And once we obtained the remaining regulatory clearances, we will proceed with our offer for Falconbridge. And the acquisition will transform Inco. We will become the world's largest nickel company and a leading copper company. We will diversify the metals that we produced, where we produce them and where they are sold with the properties and the financing to grow.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 7


                      When we complete the acquisition, we will be well-prepared to proceed and succeed with our integration plan, achieving annual pretax synergies of $350 million by mid 2008 with a net present value of $2.5 billion using a discount rate of 7%.

                      And these synergies are real, and they're uniquely available to Inco and Falconbridge as we come together as one company.

                      I've heard suggestions that this major undertaking could be done by joint venture. That sounds nice in theory, but it's not reality. Realizing the synergies in Sudbury will require major changes in material flows in the Sudbury basin, an important long-term commitment and investment which we believe are only possible to the combination of our two companies.

                      It took about two years of working together just to achieve the copper refining agreement between Inco and Falconbridge, which we entered into in mid-2005.

                      And very importantly, we need and want the backing of our people, both unions and non-unions and we have it. The skilled workers are very supportive of our deal and we also have strong support from all levels of government in Canada.

                      The new Inco means excellent value opportunities for investors and even better prospects for our future.

                      Having gone to those points, I will now turn it over to Bob Davies, who will review the Inco's first quarter financial results and our financial position.

                      Bob?

Robert Davies:        Thanks, Scott.  Good afternoon.

                      Our adjusted net earnings for the quarter were $200 million or 90 cents per share diluted, that compares with $242 million or $1.09 per share diluted for the first quarter of 2005.

                      The reconciling items for Canadian GAAP earnings were insignificant in this quarter.

                      The key differences year-over-year were stronger Canadian dollar, which negatively affected costs, higher energy costs and interest expense along with lower realized prices for nickel. These were partially offset by higher Inco source deliveries and higher byproduct credits.

                      Inco source and total nickel deliveries were up 9% to 130 million pounds as we produced more nickel to deliver into stronger demand.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 8


                      The Inco premium was 11 cents a pound higher than in the first quarter of 2005 primarily because of a smaller unfavorable LME (unintelligible) in the first quarter of 2006 relative to the Q1 2005 number.

                      The 2006 first quarter LME cash nickel price average $6.72 a pound, down from $6.97 a pound during the first quarter of 2005.

                      A reminder, our results are strongly leveraged to key commodity prices and currencies. The LME cash copper price averaged $2.24 a pound during the quarter, up from $1.48 a pound in the first quarter of 2005.

                      Our selling price was $2 a pound. Since the sale of 46 million pounds of copper covered by the derivatives fixed the maximum price realization to us at $1.54 per pound.

                      We have a further 17.2 million pounds of copper hedged in the second quarter of 2006 at the maximum realizable price of $1.54 a pound. We have no copper hedges in place for the second half of 2006. On the screen, you can see the balance of our commodity hedges for 2006. Our adjusted Q1 effective tax rate was 35% in line with our guidance.

                      For the full year 2006 adjusted net earnings, the current first call consensus of 19 analysts is $3.86 a share. That's based on a nickel price of $6.71 a pound and a copper price of $2.02 for the year. The year-to-date average nickel price is about $6.89 a pound and nickel was trading today at over $8.25 per pound.

                      Based on the consensus price assumptions, we remained comfortable with this first call EPS for 2006.

                      In the 2006 first quarter we generated $303 million of cash from operations before a working capital increase of $101 million. Our cash position was $751 million at March
                      31. As planned, we have drawn on our cash position to fund our growth projects.

                      Our debt to capitalization ratio was 26% at the end of the quarter compared to 28% at the year-end, giving us the financial strength needed to continue to grow.

                      At the first call consensus 2006 LME cash nickel price of $6.71 a pound, we should generate about $1.47 billion of cash flow from operations this year before changes in working capital and CAPEX.

                      This is a cash flow per share of about $6.60 assuming 223 million shares on issue.

                      At the year-to-date nickel price of $6.89 a pound, we should generate $1.52 billion or an additional $50 million of cash, about $6.80 cash flow per share.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                          Page 9


                      On a full-year basis, every 10 cents per share increase in the nickel price - every 10 cents per year increase in the nickel price, holding other factors constant, raises the 2006 cash flow from operations by $27 million.

                      Capital expenditures for Q1 were $337 million or $111 million more than in the 2005 period.

                      Increases reflected planned spending on Goro and higher sustaining capital partially offset by the planned reduced spending for Voisey's Bay.

                      Total 2006 CAPEX should be $1.82 billion this year before partner and government funding.

                      Sustaining CAPEX will be about 315 million.

                      Depreciation and amortization should be 455 million this year and about 510 million in 2007.

                      Net CAPEX funding needs will be about $1.5 billion after the Girardin Act tax investor financing for Goro, contributions from our Goro partners and government support for Voisey's Bay.

                      CAPEX funding requirements are expected to decrease in future years.

                      Now Peter Jones will review Inco's operations.

Peter Jones:          Thanks, Bob.

                      During the first quarter, our operations continue to do well. Our first quarter nickel unit cash cost of sales after byproduct credits was $2.59 a pound, that was about 5 cents above for 2005 Q1 number due to higher Canadian dollar, increased energy costs, greater spending on supply, and higher employment costs; largely offset by the favorable impact on cost of more nickel production, higher byproduct credits and low volume of external feed.

                      Nickel unit cash cost of sales processing our own mine production was $2.25 a pound for the quarter.

                      In the second half 2006, with the Voisey's Bay pipeline (fault), our overall nickel unit cash cost of sales after byproduct credit should be about $2.20 to $2.25 a pound.

                      For the full year, at consensus commodity price assumptions, we expect nickel unit cash cost of sales after byproduct credits to average $2.35 to $2.40 a pound and for processing our own mine output, about $2.15 to $2.20 a pound.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 10


                      In a period when all of us in the mining industry are facing increased costs for energy supplies and other inputs, our costs are going down.

                      We're realizing on our strategy to bring on new low cost capacity and improve our operating position.

                      During the first quarter of 2006, we produced 135 million pounds of nickel including 6 million pounds of total material. This was at the high end of the range of our February guidance, and they're 11% greater than in the first quarter of 2005 due to increased production at our operations including the total material.

                      Ontario's nickel output were 62 million pounds, 5 million pounds above last year's first quarter due to Voisey's Bay source material and very good performance of the nickel refineries in both Sudbury and Clydach and Wales.

                      The commissioning of the new oxygen plant is going well and along with the fluid bed roaster installation, set stage for better production reliability and consistency.

                      We have a three-week maintenance shutdown scheduled in July. Ontario output for the full year is expected to be 248 million pounds including metal from Voisey's Bay and external feed.

                      We produced 38 million pounds of finished nickel from PT Inco matte in the quarter, above the first quarter '05 due to operational improvements and a steady power supply.

                      We should meet our 2006 goals of 167 million pounds of finished nickel in PT Inco matte.

                      By building a third hydroelectric power facility, we plan to increase PT Inco's production capacity by 33% from the nameplate amount to 200 million pounds of nickel in matte annually by 2009, while lowering annual cash costs by 10 cents to 15 cents a pound, and cutting energy supply risks.

                      Major construction is expected to begin the middle of this year. Manitoba's 29 million pounds of production for the first quarter was in line with the first quarter of '05.

                      For the first time, we will operate for an entire year without shutting down our processing facility.

                      Nickel output should be about 120 million pounds for 2006 including material from Voisey's Bay and external feed.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 11


                      During the quarter, we produced 34 million pounds of nickel in concentrate at Voisey's Bay. Given the great (ramp up), our estimates for 2006 is about 120 million pounds of low cost, high-grade nickel concentrates.

                      During 2006, we'll produce about 83 million pounds of nickel from Voisey's Bay concentrates with Sudbury and Thompson reflecting lower production earlier in the year as we fill the pipeline.

                      At our demonstration plant at Argentia, Newfoundland, we successfully completed a 15-day continuous and integrated operation campaign, and achieved 97% to 98% metal extraction through the autoclave.

                      For Inco as a whole, we expect second quarter production of 135 million to 140 million pounds including 5 million to 10 million pounds of total material.

                      Our 2006 production forecast remains at 565 million pounds of nickel including 30 million pounds of total material.

                      We produced 78 million pounds of copper products in the first quarter, 4% ahead of our February guidance and we should produce about 85 million pounds in the second quarter including 50 million pounds of copper in Voisey's Bay concentrate.

                      Our 2006 target is 340 million pounds including 65 million pounds from Voisey's Bay.

                      Platinum-group metal production in the first quarter was 86,000 ounces above our 80,000-ounce guidance, but below the 112,000 ounces produced in the first quarter of 2005.

                      We should produce 85,000 ounces of platinum-group metals in the second quarter and we continue to forecast full-year platinum-group metal production at 40,000 ounces.

                      Now I'll turn you over to Peter Goudie to update you on the nickel markets.

Peter Goudie:         Thank you.

                      Well, here we are again with nickel prices over $17,000 per tonne for the third time in three years. This is an important point, and I'll come back to it.

                      The other times many market commentators describe prices as being driven by speculation and fund activity; in other words, very little relationship to the fundamentals. And here we are again.

                      We have consistently believed that the fundamentals pointed to strong market. Our key point has been that nickel prices will continue to be driven by the need to force demand in line with available supply.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 12


                      So here we are again. What we are seeing is the market's fundamentals in action -- nothing more, nothing less.

                      This year has already exceeded our expectation. In February, we highlighted four key drivers in the market in 2006, a strong rebound in global stainless production, a tightening scrap market, exceptionally non-stainless strengths, and limited nickel supply growth with low and falling inventories. And hey, have you noticed that LME stocks are down 23% from their February peak.

                      Each of these practices played an important in Q1 and remained key to our view of 2006.

                      Stainless production growth has recovered faster than even we expected. As a result, we have increased our production forecast by more than a 4 percentage point to 8.2%.

                      We expect stainless production in Q1 to surpass Q4 2005 by more than 11%, with strength across all markets.

                      And the story is more than just one of increased production. The combination of a higher austenitic ratio and lowest scrap ratio has boosted primary nickel demand from stainless steel by more than 13% from the fourth quarter of 2005.

                      Reported shipments in austenitic given indication of market strength. German orders set an all-time record in the first quarter of this year, up 50% from Q4 and 60% from the prior year as consumers refilled depleted pipelines and placed new orders.

                      Japanese order showed double-digit gains.

                      We had expected some improvement in austenitic stainless, and in fact austenitic ratios seemed so far this year has been even higher than we anticipated.

                      As a result, we have boosted our forecast for 2006 by a full percentage point.

                      The scrap market is tightened in line with expectations. Higher scrap prices, lowew scrap imports into the key swing scrap market such as Korea, Taiwan, and China, and reduced exports from Russia clearly demonstrate the tightness in the market.

                      We clearly see our stainless customers are increasing their nickel requirement; this is a fact.

                      Non-stainless demand remains at very good levels. We are struggling to meet our customer request for additional material in the plating and high nickel alloy market, which continue to grow solidly, particularly in the energy and aerospace segments.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 13


                      Supply growth remained consistent with expectations, all producers are operating at or near capacity, and there is downside risk to supply from potential labor or operational disruptions. This leaves me concerns that supply may disappoint us.

                      Our outlook for the rest of 2006 remained very strong. There's always potential for second half weakness in the markets, which occurred last year. But several factors suggest that this risk is quite low.

                      Firstly, stainless inventories in the beginning of 2006 were well below prior year peak levels in a number of areas. For example, inventories at US service centers declined by 120,000 tonnes alone, and by 14% of the main stocklist markets in China.

                      Secondly, industrial production leading indicators and global industrial production improved during Q1, which given the correlation with nickel demand will lead to higher underlying nickel and stainless demand growth. At the outset of 2005 on the other hand, the OECD leading indicator had been falling for years.

                      Third, all of the new stainless production capacity for 2006 comes online during the second half of the year, more than 3 million tonnes beginning in June.

                      Nickel requirements for new stainless capacity are higher than for steady state operations as the supply change feeding the stainless mill and the customer must be filled.

                      Most analysts have not fully incorporated the impact of this into their forecast.

                      In the medium term, nickel and stainless demand will benefit from several trends including continuing strength and higher nickel alloys and most importantly, the fact that we are entering the sweet spot on the Chinese stainless consumption curve.

                      China is already a substantial stainless consumer at over 4 kilograms per capita. And this number will continue to grow at high double-digit rate from an increasing base.

                      China should duplicate Japan's performance and reach 9 kilograms per capita by 2009. This growth alone is equivalent to about 6 million tonnes of stainless steel or 180,000 to 240,000 tonnes of primary nickel.

                      I hope Goro, Ravensthorpe, Onca Puma and Vermelho are all developed on time. The markets will require all of this nickel.

                      As well, all the new Chinese stainless production capacity being added in the next few years will be necessary. There will, of course, be fluctuations in demand over a few quarters at various times. But the market will need all of this stainless capacity by 2009.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 14


                      Prices for many metals have increased sharply during the last 12 months, but nickel prices and austenitic stainless steel moved higher earlier in the cycle than almost every other metal.

                      This is the third time in three years that nickel prices have been above the $17,000 per tonne levels, back to my opening point.

                      In the first quarter of 2003, I said that nickel prices would have to rise to force demand in line with available supply through substitution. Well, this has been very effective. And more than a hundred thousand tonnes of nickel demand is being offset by substitution.

                      In other words, substitution at these price levels has happened, but price has been here before and the market has worked. Additional substitution effective in reducing nickel demand will occur only when nickel prices rise to new levels in the cycle.

                      All prices remained where they are for a while longer.

                      Global industrial production growth in 2006 on nickel demand growth is expected to exceed 6% compared to supply growth of 3.5%.

                      Demand substitution will still be required over the next few years to keep the market in balance.

                      But the question is at what price.

                      Austenitic stainless steel, one of the world's most useful and versatile materials is now as competitively priced as it ever has been.

                      Stainless steel prices in the past quarter were less than half those for copper and lower than aluminum. When nickel prices first crossed the $17,000 per tonne threshold in January 2004, they were six times higher than copper and nine times more than aluminum prices.

                      The second time this nickel price level was breached in May 2005, nickel prices were five times copper prices and almost 10 times aluminum.

                      Today nickel is less than three times copper and less than seven times the aluminum.

                      The substantial improvement in relative price competitiveness will have a positive impact on both nickel and stainless demand. And it will also require a more substantial increase in nickel prices or a more sustained period at current price levels to achieve the substitution required to bring demand in line with supply.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 15


                      Do not misunderstand one thing. I will repeat what I had said many times over the past few years. This price of market means high volatility in prices.

                      In conclusion, 2006 begun even more strongly than we anticipated. Although, our view was seen at the time as overly optimistic by many commentators.

                      This nickel market is about fundamentals. The fundamentals are real. The fundamentals are strong. So as I said at the beginning of my comment, here we are again.

                      With that, I'll pass it back to Scott.

Scott Hand:           Thanks, Peter.

                      I'll summarize by reviewing the highlights.

                      We met or exceeded our target for production in price premiums and our operations had an excellent quarter and we're striving to produce every pound of nickel that we can.

                      So we'll begin a gradual restart of the Goro project in April 24, and we are working to get the project back on track as soon as possible.

                      Voisey's Bay, Goro, and the PT Inco expansion most significantly raised our low cost production and increased Inco's earnings and cash flow.

                      And as you just heard from Peter Goudie, here we are again -- the fundamentals for the nickel market continue to be very strong.

                      Our financial position remained strong and our cash generation is impressive, particularly at the high nickel prices we're experiencing right now.

                      Finally, we're looking at a great future with our acquisition of Falconbridge, the new Inco will be the leader in nickel and a great copper company with all resources necessary to grow and deliver value to our shareholders.

                      With that, we would welcome your questions, and could we have the first question?

Sandra Scott:         Could we have the first question, please, George?

Operator:             Certainly.

                      Ladies and gentlemen, if you'd like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 16


                      If your question has been answered and you would like to withdraw your registration, you may press the 1 followed by the 3.

                      If you are using a speakerphone, we ask that you please lift your handset before entering your request.

                      One moment, please, for our first question.

                      The first question is from the line of Hongyu Cai with Goldman Sachs.

                      Please proceed with your question.

Hongyu Cai:           Good afternoon.  Congratulations on the great quarter.

                      My question is related to the interest expense. Is that to include Voisey's Bay's impact into the result this quarter? I just wonder is this the level we should expect going forward.

Scott Hand:           Could you repeat that again, Hongyu?

Hongyu Cai:           My question is about interest expense. (Is that to)
                      include Voisey's Bay in the report this quarter. I just wonder is this the level we should expect going forward.

Scott Hand:           Bob Davies, could you handle that?

Robert Davies:        Sure.

                      The interest expense does include the interest on Voisey's Bay. It was capitalized up until completion of the project, and it's now being expensed.

                      On a go-forward basis, the interest that is capitalized will increase as we increase our spending on Goro throughout the year. But the level of interest expense from the Voisey's Bay project now would not change from what you saw in the first quarter.

Hongyu Cai:           Okay.  Thank you.

Operator:             And our next question is from the line of David Charles
                      with GMP Securities.

                      Please proceed with your question.

                      One moment, please.

                      Mr. Charles, your line is open. Please proceed with your question.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 17


David Charles:        Yeah. I was just wondering if there has been any change in your timetable for Goro given the problems that you've had. I know officially you've said there is no change. But
                      I'm just wondering that, you know, given that you'll restart slowly on April 24, is there any reason why we would expect that the project will be delayed and if so by how long?

Peter Jones:          David, it's Peter.

                      Obviously, it's going to have some impact, but we need to do some work to determine what the impact is because it's by no means just the length of the shutdown because we continue to do work in the yards in the Philippines where we're building the modules. So, all of the things offsite has gone ahead normally.

                      So, you know, once we're back, we'll turn ourselves to the schedule and we would anticipate probably in the third quarter issuing our definitive project cost and schedule.

David Charles:        Would you just repeat what the current plan is, I mean,
                      assuming no change?

Peter Jones:          Well, if there was no change, we'll be looking starting up at the end of 2007 and bringing on all three autoclaves by second quarter of 2008. And then a ramp up, so we're 70% of production by the end of the first year, 90% of production by the end of the second year after startup.

David Charles:        And so, we'll just to wait then till Q3? And do you think
                      you'll be in a position during the third quarter to get, you know, you mentioned in your comments today that you will give a definitive number on the CAPEX. Do you think when you'll have a better number on the timing, you'll also be able to be in a position to give a number on the capital expenditures?

Peter Jones:          Yeah, that's our plan, David, to do the whole thing
                      together.

David  Charles:       And is it true to say that it's more likely to occur just
                      like this at the end of the, you know, with the quarterly meeting in the third quarter?

Peter Jones:          Yeah. We're - that would be, you know, the second quarter
                      figures would be out in July. And I think that would a pretty tight squeeze to have it done by that early in July.

David Charles:        Okay.  So it'll likely be somewhere in August or
                      September?

Peter Jones:          That's correct.

David Charles:        Okay, thank you very much.

Operator:             And our next question is from the line of John Hill with
                      Citigroup.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 18


                      Please proceed with your question.

John Hill:            Very good, and congratulations on soldering through to a
                      strong result everyone.

Scott Hand:           Thanks, John.

John Hill:            I was wondering if we could switch to a different southern hemisphere location and talk about PTI for a moment. If you just update us on number one, the forestry permits;
                      number two, lake levels, the dust capture equipment and whether we are still running occasionally up with those very high rates around 180 million pounds per year, even though those are only temporary?

Peter Jones:          Good.  John, that's pretty widespread.

                      Let me deal with the lake levels first because that is what affected our production in the first quarter of 2005. And I'm happy to say that in the fourth quarter of '05, we were getting pretty good rainfall and that's continued. So, lake levels are already at the same level as the highest they were last year. So that bodes pretty well for us, so pretty competent (unintelligible).

                      In the third quarter, we've actually had a number of shutdowns both to prepare for the gas handling, so that we can improve our dust capture. As you know, we're going to put a second furnace with a full dust capture by late this year, probably November, December. And then the final two will be done in August and September of 2007.

                      So that's going ahead. We'll also at the same time upgrade in the transformer, so we can put more power into the furnaces and this is part of our plan to move towards 200 million pounds.

                      So I'd say overall it's going very, very well. We have seen when we've had all four furnaces online. So it's high level. It's 180 million pound plus on an annualized basis, and absolutely no reason to believe that we won't be where we say we're going to be.

Scott Hand:           (Unintelligible).

Peter Jones:          Oh, in terms of the forestry permits, that's actually
                      going pretty well. I took out saying shortly because each time I've said that, somebody else would come up and slow it down.

                      And as you know, these things happen in Indonesia from time to time, but things are actually moving quite well and the - I will say the minister is very much engaged in this at this point in time. So, that's pretty hopeful. I would hope that in a couple (weeks, yeah).

John Hill:            Great and congratulations, again.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 19


Peter Jones:          Thank you.

Scott Hand:           Thanks, John.

Operator:             And our next question is from (the line of) Terence
                      Orstlan with TSO and Associates.

                      Please proceed with your question.

Terence Orstlan:      Thanks.

                      We've seen a quite a variance in Sudbury in (grade) of Falconbridge in the last quarter or so. Can you tell us about your quarterly or at this annual (grade), expected year? Any surprise we're going to see that, because your higher production comes from Voisey's Bay and all, but your (grades) will be sustainable all throughout the year.

Peter Jones:          Yeah.  Actually, Mark Cutifani is here, so why don't I
                      have him answer that.

Mark Cutifani:        Yeah.  Thanks, Peter.

                      Yeah, the (grades) are being pretty consistent, Terry, around the 1.3% (for the month), so we see that it's being consistent.

                      And the addition of Voisey's Bay actually helps our concentrate (grade). So, we're looking at doing a little better on our smelter output as a consequence.

Terence Orstlan:      Okay.  And your production cost - because in the second
                      half that's (previously) due to the higher PGM production and also less of a hedge program, correct?

Mark Cutifani:        It's really Voisey's Bay, Terry.  As we fill up the
                      pipeline, we'll be having more production from Voisey's
                      Bay.

Terence Orstlan:      Okay, okay.  And a question to Peter Goudie on the...

Scott Hand:           I guess, Terry, a little bit of an editorial there. You
                      know, I think it's unique in the mining industry to see a company where your cost in this environment, they're going down rather than up and that's we're going to be delivering during the year 2006. Our cost will be going down. That's pretty unique.

Terence Orstlan:      (Now), given the circumstance of the Canadian dollar
                      energy cost, it is pretty unique, but you're also getting benefit of the higher PGM in the second half, aren't you?

Scott Hand:           To some degree, but I think as Peter Jones said, it's
                      really...

Terence Orstlan:      Yeah.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 20


Scott Hand:           As we expected that - we're pushing that Voisey's Bay
                      material right through the pipeline is coming out, and that's terrific.

Terence Orstlan:      That's great.

                      And just in a market question.

                      Peter Goudie, can you talk about the non-stainless on the alloy, special alloys, how sustainable the markets are, please?

Peter Goudie:         Yes, certainly.

                      Terry, on the aerospace on the high nickel alloy is going in aerospace. There's really no much change from the more detail that I gave when I spoken Sudbury. The build rate of aircraft is still very, very good.

                      If you talk to the people in the high nickel alloy (bid) business, if you talk to the aerospace companies themselves, this cycle - everybody says, we've still got a few more years with the build rates of aircraft very - that's very high.

                      And as you know, Terry, I do a lot of travel in China or any in Asia and all I can say is the planes are always full and they need a lot more out there. So, that is going well. The non-stainless side continues to be very, very good.

Terence Orstlan:      All right.  Thank you.

Scott Hand:           Thanks, Terry.

Operator:             And our next question is from the line of Kerry Smith with
                      Haywood Securities.

                      Please proceed with your question.

Kerry Smith:          Thanks, operator.

                      A couple of questions for Bob. Bob, in 2007, could you give us some idea of how the copper hedges that you have in the - that you reported in the annual and that's Page 49 or something, just how they might come out over the course of that year. Would they be kind of split evenly quarter to quarter, or do we see more say in the first half?

Bob Davies:           In the '07 year, I think they're spread across the year.

Kerry Smith:          Okay.  So we could just kind of divide it by four and
                      that's a good guess then?

Bob Davies:           (Unintelligible), yes.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 21


Kerry Smith:          Okay.  And can you give us any guidance on what the total
                      interest expense might be for 2006 now?

Bob Davies:           You know, off the top of my head, I'd give you a number,
                      probably roughly in the $60-million range or between 55 and 60.

Kerry Smith:          Okay, okay, great.

                      And, Peter Goudie, could you comment at all on what you think the impact of the commodity funds or the, you know, the speculators in the copper, the nickel markets may or may not be? You talked about it but just the fundamentals of the market. But what do you think the impact is of the speculators out there?

Peter Goudie:         You know, it's quite obvious that there is money from the
                      funds in the (institutional divestures) and importantly I think from the pension funds. Now, recognizing the fundamentals and very certainly that money in there because I think it is driven by view of what the fundamentals are.

                      And I think as I've said in the prepared text that the fundamentals has remained particularly strong going throughout the rest of '06 and going into '07. There is fund money in there, but I still believe the market is being driven by the fundamental.

Kerry Smith:          Yeah, okay.

                      And, Scott, this one last question, could you - I may not get the pronunciation right, but this group in - yeah, at Goro called Rheebu Nuu, could you just explain to me who they are and how many people they represent, et cetera, et cetera?

Scott Hand:           I'll take the first stab and I'll let Peter Jones follow
                      it up. It's a pretty small group, a very small group. And they are a group that has been raising questions about the project consistently now for some period of time. We never anticipated nor did the (French state) nor did the New
                      Caledonia government anticipate that they would move to vandalism and those sorts of thing.

                      But it's a pretty small group, and I think it's fair to say, Kerry, that the, you know, if you're at our annual meeting that you have seen pictures that Peter Jones put up in his remarks to show that the outpouring of public support condemning the actions of this Rheebu Nuu group.

                      And it's not just, you know, the people working on the project of which there are many, it's all across New Caledonia whether it'd be - including Melanesian people, including many of the labor unions, including contractors, so that the group is pretty small. And the reaction that people have taken against (unintelligible) has been very strong.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 22


                      At the end of the day, that's very encouraging. But at the end of the day, we have to and we will work harder to be sure that we explained any concerns that people may have regarding the project in New Caledonia. But it's a small group.

Kerry Smith:          And when you say small, how would you - I mean, in terms
                      of numbers, is that like less than 50 or...?

Peter Goudie:         Yeah, I'd say actually, Kerry, probably somewhere between
                      20 and 30 is the core group. But of course, anytime people have a demonstration out there. There's always more people join in.

Kerry Smith:          Right.

Peter Goudie:         With a lot more people in the demonstrations pro Goro, I'd say probably (eight or nine to one).

Kerry Smith:          Uh-huh.  Okay, okay.  That's great.  Thanks very much.

Operator:             And our next question is from the line of Lawrence Smith
                      with Blackmont Capital.

                      Please proceed with your question.

Lawrence Smith:       ...they will respond by July 12, but you...

Scott Hand:           Larry, Larry, we didn't get the first part of your
                      question.

Lawrence Smith:       I was asking about your friendly offer for Falconbridge.

Scott Hand:           Yeah, uh-huh.

Lawrence Smith:       And the expiry date of your offer is June 30, and you had
                      indicated that you will respond by July 12. And the implication of that they may respond before July 12?

Scott Hand:           Where we are Larry is as that, as we've indicated with the
                      Department of Justice, we would expect to get that done by the end of April?

Lawrence Smith:       Yeah.

Scott Hand:           And then on the EC, (unintelligible) followed a full
                      process, why then they would go until the end of June or early July, whether or not it will be sooner than that remains to be seen.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 23


                      I think for the time being, you have to assume that it will be in the time periods that we have indicated. And if we have any new information, of course, we'll disclose it as soon as we can.

                      The only I can say is, I indicated in my remarks; we are focusing on the remedy as both places, and so that may affect the time schedule. But for the time being, I would say to you that you should just stick with the dates that we've got right now.

Lawrence Smith:       Well, I guess what I'm asking is, you've got a June 30 to
                      expire for your offer and (everything) July 12, I mean, is it conceivable they would respond before July 12 or do they automatically go to July 12? And therefore, meaning, you have to extend your offer.

Scott Hand:           Well, if they did go only to July 12, we will. But as - so there's always a possibility, and you make a judgment here that accelerating by a few weeks or a couple of weeks is reasonable to assume, and that's why we picked June 30.

Lawrence Smith:       Great.  Thank you very much.

((Crosstalk))

Scott Hand:           It's very hard to be quite decisive in that one at this
                      time.

Lawrence Smith:       Okay, thank you.

Scott Hand:           Okay.  Thanks, Larry.

Operator:             Our next question is from the line of Onno Rutten with
                      Scotia Capital.

                      Please proceed with your question.

Scott Hand:           Onno?

Operator:             Yes.

                      Mr. Rutten, your line is open.  Please go ahead.

Onno Rutten:          Good afternoon everyone.  Can you hear me?

Scott Hand:           Good afternoon.

Onno Rutten:          Okay.

                      First of all, a question for Bob with regards to the depreciation, 68 million in the quarter. The annual guidance that was given of 455 million, does that still stand?

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 24


Bob Davies:           Yes.  The annual guidance still stands.  The depreciation
                      for the first quarter, if you average the full year guidance quarter by quarter, the first quarter is lower simply because the way we deal with the Voisey's Bay depreciation and amortization about the project cost and the acquisition cost, the cost of production get hang - and as a consequence, it hangs up in inventory until the material is actually sold.

                      So in the second quarter, well, the first quarter from Voisey's Bay, we had only a couple of million dollars of depreciation. It found its way in the cost of sales. In the second quarter, it will be closer to 60 million.

Onno Rutten:          Sixteen, 1-6?

Bob Davies:           No, 6-0.

Onno Rutten:          Six-zero.

Bob Davies:           Yes.

Onno Rutten:          And then going forward?

Bob Davies:           And going forward about the same. The annual depreciation
                      for Voisey's Bay is about 235 million with the project and the acquisition combined. And so, 60 million a quarter is about what you'd expect on average going forward.

Onno Rutten:          Okay, thank you.

                      And in that number, over what base do you depreciate actually the entire acquisition and (fraction) cost? Is that over the reserve or with the resource?

Bob Davies:           Over the existing reserve.

Onno Rutten:          The existing reserve? Okay, thank you.

                      And then a question for Peter with regards to Goro.

                      Obviously, you're suggesting to go back into the fields next week. What is giving you, let's say, the confidence or the assurances with regards to the situation that you actually can make that decision?

((Crosstalk))

Peter Jones:          I'm sorry.

Scott Hand:           Sorry, Onno, could you repeat that again?

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 25


Onno Rutten:          With regards to going back into the fields in Goro next
                      week.

Man:                  Yeah.

Onno Rutten:          What is giving you the confidence and the assurances to
                      send people back in the field? Has further discussions taken place, or is it purely a matter of enhanced security on the site?

((Crosstalk))

Scott Hand:           (Unintelligible) (I have to answer) that question because
                      Peter has just left for the airport to go to New
                      Caledonia.

Onno Rutten:          Okay.

Scott Hand:           But I'll give you the answer.

                      And the answer is that we - quite clearly, we've had discussions with the French State, which is responsible for security in New Caledonia.

                      We've also had ongoing discussions with the President of the South Province of New Caledonia and with other people. And by seeing what has been happening in terms of clearing
                      (box) blockades and things like that which had been cleared, it's all sorts of things that we've looked at to have the confidence to go back to work.

Onno Rutten:          Okay.  And further discussions with the interest groups,
                      are those scheduled, or will those not take place in the future?

Scott Hand:           Well, what we've had is we had a roundtable, which was set up in New Caledonia, in the office of the High
                      Commissioner, who's the representative of the Governor of France in New Caledonia, that being a French overseas territory.

                      And the roundtable discussion was intended to address any concerns or to explain better any concerns that people might have, and it was attended by virtually every representative in New Caledonia.

                      The people associated with the Rheebu Nuu, which I referred to, walked out of it. So, they don't seem to be interested in dialogue right now, but everybody else is, and so that will continue.

                      And of course, as I said in my remarks, this is an ongoing process. It could be - to be in good and effective communication with all people, and especially the Melanesian group that live around the plant.

                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 26


                      And, you know, this is something that we have to work on. We have to explain better. Not suggesting that because we have to do that, that there are big problems that are not.

                      But it's our job to explain what is an unprecedented industrial installation being put in New Caledonia. And so continually, we're doing new things that require good explanations to the people there and we will do that.

Onno Rutten:          Okay, pretty well.  Thank you.

                      And the last question quickly on the copper. That production was obviously quite a bit higher than the sales. Is this concentrate from Voisey's Bay essentially in the pipeline?

Man: Yes, it is because (unintelligible), we produced copper concentrate under the arrangements we have with our - with the Impacts and Benefits Agreement with the Inuit. We are now allowed to ship copper during the winter month. And therefore, when you have a freeze up in December, we will be shipping out that copper until June.

Onno Rutten:          Okay, very well.  Thank you.

Scott Hand:           Thanks, Onno.

Operator:             Our next question is from the line of (Wayne Hotwell).

                      Please proceed with your question.

Wayne Atwell:         Thank you.

                      Most of my questions have been answered.

                      In the case of Goro, what is the critical path, construction, projects or factors that you might outline? And are they being delayed or things that they catch up being delayed?

Scott Hand:           Well, the critical path is a power plant.  And of course,
                      that's - they're back to work on that right now. That's being build by a company called Prony Energies.

                      The other critical path is the support installation because we have all the required barges and those sorts of things to do that. They are there and we would expect to get back to work on that early next week.

                      So I think, that assuming that we are able to scale up, (Wayne), as we've indicated in April 24, we should be able to maintain the critical path assuming, you know, everything moves smoothly going forward.


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                      But as Peter Jones indicated before he left, we have to
                      reassess whether this delay, or shutdown or cut back for the last couple of weeks, how that will affect the schedule.

                      But Peter also pointed out lots of activity continues offsite and lots of things around ships on their way to site. So it's hard to tell what the impacts of that will be right now. But we are focusing very much on the critical path items.

Wayne Atwell:         And this protest group, have they expressed an opinion on
                      Koniambo, or is that not something that's really been an issue?

Scott Hand:           No, I don't believe that they have. They really focused on
                      Goro at this point. The Koniambo project, as you know, is much earlier on in terms of where they are. It has vested - the property has vested with the north province and the company (SMS fee) there.

                      But right now, they're really in a planning stage and doing the engineering and working on permits. So it's earlier days for that. So I've been - there hasn't been any impact on Koniambo project that I'm aware.

Wayne Atwell:         Right.  But I was thinking more - have they expressed an
                      opinion that they would prefer not to be builders. (It's an) acquired issue with them?

Scott Hand:           Oh, no, I think that the (contra) I think to Koniambo
                      project is will receive universal support in New Caledonia to rebalance the economic development in New Caledonia to have economic development in the north, and the Koniambo project is very fundamental to that objective. And so, there's strong support for the Koniambo project in New
                      Caledonia.

Wayne Atwell:         Okay.  And then lastly, Falconbridge, if you get the
                      European approval when you hope - and if I'm not mistaken then that requires a shareholder vote, so are we looking at - what are we looking at, maybe late July or early
                      August, what's the soonest you could close on this assuming the European (take) the maximum amount of time allowable?

Scott Hand:           I never like to (correct), (Wayne), that will.  But
                      there's no shareholder vote required.

Wayne Atwell:         Oh, okay.

Scott Hand:           So once we received the approvals and we're clear to move, why then we would be able to make the formal offer and take up the shares and if you assume something at the end of June, we would be looking to get the 66-2/3, which we want - which we must get.

                      And I think we would complete that by, you know, by the end of July and then it moved to the second stage where you would have a shareholder vote for the second stage. That's the shareholder vote you may have been thinking of where we would -


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                      where we can vote the 66-2/3 and put the new two companies truly together. And that would take another month or so, I believe, a couple of months.

Wayne Atwell:         So you could get the first 2/3 by the end of July and the
                      whole transaction might be done early September?

Scott Hand:           That's generally about right, (Wayne).

Wayne Atwell:         Thank you.

Scott Hand:           Okay.

Operator:             Our next question is from the line of Victor Lazarovici.

                      Please proceed with your question.

Victor Lazarovici:    Thanks.

                      I wonder, Bob, if you could clarify the accounting for the startup of Voisey's Bay.

                      If - I understood, you answered (unintelligible) question. A significant amount of revenue plus cost plus depreciation are hanged up in the pipeline or booked to inventory in the balance sheet. And other items such as interest that you had been capitalizing are actually hitting the P&L fully in the first quarter, is that correct?

Bob Davies:           That's correct, yes.

Victor Lazarovici:    Okay.  So obviously in the second quarter you expect to
                      essentially write that imbalance and get paid for the project, and I'll set some of that interest impact.

Man:                  Yes.

Victor Lazarovici:    Copper hedging; could you explain why you are hedging
                      copper when it's a small portion of your product mix and market seems to have (waned)?

Bob Davies:           Sure, let me...

Scott Hand:           Maybe I can give an introduction because that was done
                      before Bob became the Chief Financial Officer.

Victor Lazarovici:    I didn't ask Bob for a personal explanation.

Scott Hand:           No, no, but I think you have - I'll speak a little more
                      strategically here.



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                      We did that at a time, Victor, when we were looking at
                      lower metals prices obviously and building these projects and looking for various ways to do risk management.

                      And hedging our non-primary metal, that being nickel, and doing things like copper and PGMs, which we have done before on a number of occasions. We did the copper hedges on that basis. Our policy has been and will continue to be to never hedge nickel, but we will always look at in the past to hedge copper and PGMs.

                      I would say to you going forward, assuming we are successful and I assume that we will be to acquire Falconbridge why we would not be hedging copper, I suspect we wouldn't be hedging anything at that point because we are then a company that has a much wider base in terms of operation in metals.

                      And therefore the risk management aspects of hedging are not as important as they would have been in the past because; one, we're bigger company and on a relative basis the types of expansion and the cash flow that we're putting at risk is not as great then as it was when we did this (fact) last year.

                      So we did it for risk management purposes, when we were looking at lower metals prices; hindsight is always a good thing to have. But that was the reason we did it.

                      But right now given the very high metals prices that we have and the fact that we're sort of halfway through our biggest capital standing which is this year, we see no need to hedge anything at this point and we're not doing anything at this point.

                      So that's my overview and then I'll let Bob add to that in anyway he would like.

Bob Davies:           There are no gaps left to fill there.

Victor Lazarovici:    It just seems to me that since copper is not your primary
                      commodity that the protection hedging offers is probably not enough to protect you from a collapse in nickel prices for instance.

Scott Hand:           No, it's not. It's really - it's an incremental risk
                      management. If you look at the kind of things that we do, you know, look at Inco, we were - a couple of years ago, people ask me, do you think you're big enough to do Goro, Voisey's Bay (and expansion) to PT Inco. And I have to tell you that some of the gray hairs that are on top of my head that exist today were the result of the fact that we went ahead with that.

                      When you do that sort of a thing and we were determined to succeed on this and we are, you do look at ways to various different ways not to do everything, not - you have to look at a number of things to risk manage. That was one of them. It wasn't the only one.


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                      The other one we've done and we've more success, I
                      believe, is that we've been hedging the capital cost in terms of currency. And, you know, I think we hedged on Voisey's Bay. We hedged about 85%, I think, of the Voisey's Bay Canadian dollar and thank god we did.

Victor Lazarovici:    Uh-huh.

Scott Hand:           Because they're hedging - protected us a hell of a lot if
                      we (had them). Can you imagine, we've been unhedged in the Canadian dollar given of what happened there?

Victor Lazarovici:    Yeah.

Scott Hand:           Likewise, we've done the same thing at Goro.  We've hedged significantly the Australian dollars to our benefit, the Euro.

                      And so there are number of risk management actions that we took at that time when we are in a much more risky position then than we are today and the copper hedging was just one part of it.

                      And you're right, you know, you would say, well, geez, (off to small earnings). We're not really hedging nickel. We're hedging a risk here in terms of our cashbook.

Victor Lazarovici:    Okay.  The last question I guess goes back to the Goro
                      situation.

                      A shutdown of a project of that size for a relatively small protest and blockades seems an exercise in excess caution perhaps. Are we misunderstanding what actually went on there or are you just that conservative?

Scott Hand:           Well, we're conservative because at the end of the day,
                      the safety of our employees is paramount. And we're not going to compromise anything for the safety of our people.
                      And so when you have a blockade, where people are destroying things and sort of thing, you're obviously concerned about people's safety.

                      And at the end today, maybe we're overcautious, but I would say to you, we will never compromise people's safety. And I think that's the right way to run an operation even if it costs us some money.

Victor Lazarovici:    And I guess corollary is that, it doesn't take much to
                      stop the project then?

Scott Hand:           Well, you're probably right, but the situation has changed significantly since then. And the reason I say that is that we're as perhaps the French day has not been as active in enforcing this type of disobedience. I can tell you they're doing it now. And so it's a very different situation today than it was three weeks ago.


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                      Enforcement is not the only thing, however, as we've said.
                      And I've said before in this call, it's not just being sure that we get proper enforcement of law and order by the French State for which they're responsible but also to be sure that we do our job to maintain the best dialogue so it makes it very difficult for people - a small group of people to do what they did in the last few weeks. And we will be doing that.

Victor Lazarovici:    Uh-huh.  Thanks, Scott.

Scott Hand:           Thanks, Victor.

Operator:             Our next question is from the line of David Martin with
                      Deutsche Bank.

                      Please proceed with your question.

David Martin:         Yeah, thank you much.  I just had that one remaining item.

                      I wanted to go back to Peter Goudie's comments specifically on the austenitic ratio, which you see increasing in 2006.

                      This contrast a little bit with some of the trade reports I've seen which, you know, suggest companies like (Posco) and maybe some others are going the other way.

                      Can - I guess, first of all, tell me that maybe some of those facts I saw are false or maybe give us - give me some examples of some other producers increasing the ratio?

Peter Goudie:         It's a difficult one to answer because I'm certainly not
                      in a position to disclose the specific changes that particular stainless steel companies themselves are making in their production.

David Martin:         Uh-huh.

Peter Goudie:         So I don't want to comment on any specific stainless steel producer.

                      But what I would say is we have had enough discussions specifically with stainless steel companies. We understand what their - what changes they are doing. We do see quite obviously that there is an increase in 300 series compared to where their plants were even as recently as a couple of months ago.

David Martin:         Uh-huh.

Peter Goudie:         That there has been a switch.  There is an increase in
                      300. There is an increase in austenitic. And even within the austenitic, there's an increase in the average nickel grade of the austenitic as (it led) 200 series as well.



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                      And we're seeing that with a number of our customers, but
                      sorry I really can't disclose the specific information about the production actions plans that different companies have.

David Martin:         Okay, that works.  Thanks.

Operator:             And our next question is from the line of Raymond Goldie
                      with Salman Partners.

                      Please proceed with your question.

Raymond Goldie:       Thank you my question has been both asked and answered.

Scott Hand:           Okay, Ray.

Operator:             And our next question is from the line of Jim Lennon with
                      Mcquarie Securities.

                      Please proceed with your question.

Jim Lennon:           Yes.  Hello, gentlemen.  I just like to ask a question
                      about substitution.

                      Peter Goudie said that further substitution will be needed. Have you also mentioned that the 200 series manganese containing stainless steel is sort of being backed away from - where is...

((Crosstalk))

Man:                  (Come again).

Jim Lennon:           Where do you expect that substitution come from?

Peter Goudie:         I think the substitution, Jim, will continue to come from
                      those areas where it has been in the past, and it will eat more into those same types of areas where the nickel or the nickel containing product is not essentially required for its properties, especially in the decorative area certainly in the nickel plating area.

                      We're seeing continued substitution. And it's not caused only by the nickel prices. Substitution in plating is being caused as much by the price of copper and zinc and other metals as it is in fact by the nickel price.

                      It's not complete substitution. We're seeing, for example, a number of plating operations. Plating with a layer of nickel that's thinner that they would have plated for in the past, are still nickel plating, but not consuming as much nickel as they would have in the past.


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                      Those areas that are primarily decorative that we would
                      expect to see it, offset by very strong growth even in the plating area, where plating is done for functional reasons, for example, in the electronics industry. So there will be substitution in plating. There will be some substitution in stainless steel. But there is this bounce back in stainless steel (with the) way we're seeing. That's the point that I tried to make in the prepared text that I need to get - more substitution is going to be required. The price is going to have to be pushed a bit.

Jim Lennon:           Okay.

                      And to what extent is the substitution permanent or is it just temporary while the nickel price and nickel availability remains a problem?

Peter Goudie:         Jim, I think it's the same as what we (saw) in - back in
                      1988 and '89 when the price went high before. We saw a substitution at that time. And I think most analyst would agree that in the years immediately after that when the nickel price came down, a large part of that came back because certainly on the decorative side, we still do get this weighing between the additional costs for getting a nice nickel or chrome finish against the cost to, well, (collect there are) to compete with that.

                      There is a certain amount of nickel that's consumed, but it does come down to a price question as the price (posts) that demand, which you've lost, will come back. (It wanted) to all come back, but always it's a substantial part of that will come back which give you a buffer.

                      It means that as the price falls, you pick up demand that was not there at the higher price (available). And that means that gives you some protection as far as where is the downside when you begin to test (them onsite).

Jim Lennon:           Okay, thank you very much.

Operator:             Our next question is from the line of Greg Barnes with
                      TD Securities.

                      Please proceed with your question.

Greg Barnes:          Thank you.

                      Scott, you've mentioned the (unintelligible) you are discussing remedies of the regulatory authorities now. Are there any remedies apart from the sale of nickel being discussed?

Scott Hand:           No, we're discussing the sales of nickel, Greg.

Greg Barnes:          Nothing else is on the table?



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Scott Hand:           Excuse me?

Greg Barnes:          Nothing else is on the table?

Scott Hand:           No.

Greg Barnes:          Second question; given the potential for labor action at
                      Sudbury at the end of May, are you beginning to build some inventory of nickel to maybe take care during the strike?

Scott Hand:           Pretty hard to build inventories of nickel when we got
                      this great demand. Peter, maybe you want to comment on that?

Peter Goudie:         Yeah.  I think you can see that fairly clearly simply by
                      looking at the inventory we reported at the end of the first quarter. We record the inventory at the end of the first quarter of 25,000 tonnes. End of the first quarter last year, it was 29,000 tonnes.

                      And if you go back average for the last 10 years, our normal inventory at the end of the first quarter is about 29,000 tonnes. We're sitting at 25,000 tonnes. That for us at the moment is a very tight position to be in at this time of the year. Historically, that's extremely (unintelligible).

Greg Barnes:          And subsequently to the end of the quarter, you haven't
                      built any above that 25,000-tonne level.

Peter Goudie:         That's correct.

Greg Barnes:          Just one further question, Peter.  Do you have a feel for
                      where that price point in nickel would be that people start to really substitute seriously?

Peter Goudie:         No, I don't.  I think we have to see what - see where the
                      market takes us and see what the response from the consumers is at different levels of the price. So really wouldn't like to forecast that.

Greg Barnes:          Okay.  Thanks very much.

Operator:             Our next question is from the line of Cristina Rossi with
                      Desjardins Securities.

                      Please proceed with your question.

Cristina Rossi:       Hi. Can you comment on why there were lower deliveries of
                      copper in PGMs during the first quarter?

                      Hello?

Mark Cutifani:        Mark Cutifani.  It's Mark Cutifani from Sudbury.



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                      We've actually got some copper in inventory that we'll be
                      rolling out at the next couple quarters, so that will pick that backup. And on the PGM, so just consequence of the mining sequence where in some areas where we've got lower PGM grade, it will pick up towards the end of the year and into 2007.

Cristina Rossi:       Okay, thank you.

Scott Hand:           We'll take a couple more questions.

Operator:             Our next question is from the line of Tonney Rizzuto with
                      Bear Sterns.

                      Please proceed with your question.

Anthony Rizzuto:      Thank you very much.

                      I'm sorry, I've joined the call a little bit late. I was on another conference call, but I thought I heard in some of the formal comments before the Q&A. Peter was talking about stainless steel and the pricing differential versus other metals. And specifically you mentioned about copper where that the multiple is only three times now difference.

                      Specifically, Peter, what are some areas that you think stainless steel and nickel could gain from substitution loss perhaps away from copper?

Peter Goudie:         Certainly there has been a very significant change in the
                      relationship between copper and nickel and copper and stainless steel. And maybe you should focus on copper and stainless steel rather than copper and nickel.

                      When you get to the point that stainless steel pipes may be cheaper than copper pipes, I think there are some obvious areas that people would have to be having second thoughts about what product is they're going to get.

Anthony Rizzuto:      Okay.

                      Can you expand on that a little bit further?

Peter Goudie:         I think anywhere where copper piping is used compared to
                      nickel containing steel by the stainless steel specification or other specifications there, there is room for (revaluation).

Anthony Rizzuto:      Right.

                      I'm not currently aware of any significant studies being done by any groups with the stainless steel industry association that be working at it, then working on some of these areas.


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Peter Goudie:         I'm not sure of what the stainless steel association is
                      working on in this type of area and I think, we're in such a dynamic market with the pricing relationships changing so fast that I would also be surprised if anybody started any major review.

                      I was thinking more in terms of the design as an architect to maybe looking at the material to use for buildings and flat that are under design at this time.

Anthony Rizzuto:      Okay.  Fair enough, thank you very much, Peter.

Scott Hand:           Thanks, Tony.  We'll just take one more question.

Operator:             And last question is from the line of (Dean Sevski) with
                      Credit Suisse First Bostonne. Please proceed with your question.

(Dean Sevski):        The only subject that you are discussing with respect to
                      remedying any trust issues in - with the EC was the disposition of nickel (unintelligible). Is that because that's your position or you think that that is all you'll need to do in order to satisfy them?

Scott Hand:           I think that's all - all I can really say is that when we
                      announced this deal back in October, we indicated we're prepared to dispose of the nickel (unintelligible) refinery. And that is the one we've been - we're focusing on. I really can't say much more than that right now because these are confidential discussion, which we're having with both agencies.

                      That's pretty much all I can say right now.

(Dean Sevski):        Okay, thank you.

Scott Hand:           Okay.  Well, thank you very much.  We look forward to
                      talking to you in July on our second quarter conference call. We will be updating you, I suspect, before that on progress we're making with the regulatory agencies in Washington and in Brussels and on the deal.

                      But just to repeat, I think you've heard there we're delivering consistent and reliable production. Our costs will drop as we go through the year 2006 as more Voisey's Bay fee as we expect to go through the process.

                      And as Peter Goudie stated, I contest to say it again, the nickel market is strong and the fundamentals are real.

                      So thank you very much and we look forward to talking to you in July, it's not the fourth.


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                                                                    INCO LIMITED
                                                           Moderator: Scott Hand
                                                             04-20-06/2:00 pm CT
                                                          Confirmation #21286262
                                                                         Page 37


Operator:             Ladies and gentlemen, that does conclude the presentation.
                      We thank you for your participation and ask as you please disconnect your lines.


                                       END